UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 15 March 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

MARKET RELEASE

15[s]t March 2017

NOVOGEN SHAREHOLDER INFORMATION BRIEFING SESSIONS

Sydney, 15th March, 2017, Novogen Ltd (ASX: NRT; NASDAQ: NVGN), an Australian oncology-focused biotechnology company, is pleased to invite shareholders to attend information briefing sessions to discuss its clinical trials for GDC-0084 and Cantrixil, and recent updates in other areas.

Shareholder briefing sessions:

Shareholders wishing to register interest in attending one of the events outlined below, should RSVP by COB Monday, 3rd April 2017 by phoning Donna Cross on +61 2 9472 4101 or via the Novogen website, using this link: http://www.novogen.com/common/contactus. At the time of RSVP, please note your: name, email, contact number and which briefing session is of interest (Sydney or Melbourne.)

Melbourne:	Monday, 10th April, 5:30-7:30pm Grant Thornton, The Rialto, Level 30, 525 Collins Street, Melbourne
Sydney:	Wednesday, 12th April, 5:30-7:30pm Australian Institute of Company Directors, NSW Business Centre and Member Lounge, Level 1, 20 Bond Street, Sydney

Briefing webcast and Q+A session:

For those shareholders unable to attend the briefing sessions in person, Novogen will hold a question and answer session via webcast with CEO, Dr James Garner during the Sydney shareholder briefing session on Wednesday, 12th April at approximately at 5:30pm Australian Eastern Standard Time (AEST).

Shareholders are invited to submit questions ahead of the event for discussion during the session. To submit a question, please visit http://www.novogen.com/common/contactus and enter your question by close of business on Friday, 7th April.

To participate in the webcast, please visit: http://webcasting.boardroom.media/broadcast/58c79565596409733ddb670d to access the webcasting platform in time for a 5:30pm AEST start on Wednesday, 12th April, 2017.

[ENDS]

Media and investor relations Glen Zurcher E: glen.zurcher@irdepartment.com.au T: +61 420 249 299	Investor relations (US) Robert Kennedy E: robert.kennedy@novogen.com T: +1 212 519 9832 / +1 646 662 3574

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of four development candidates, diversified across three distinct technologies, with the potential to yield first-in-class and best-in-class agents across a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. Three further molecules have been developed in-house from two proprietary drug discovery platforms (superbenzopyrans and anti-tropomyosins) to treat ovarian cancer and a range of solid tumours. Cantrixil, the most advanced of these, commenced a first-in-human clinical study in patients with ovarian cancer in late 2016, while Anisina and Trilexium are in preclinical development. For more information, please visit: www.novogen.com